UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

## Report of Foreign Private Issuer

### Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 27, 2013

File Number: 001-35785

### SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

**DEALING IN SECURITIES BY THE COMPANY SECREATRY**

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr C Farrel, the Company Secretary of Sibanye Gold Limited, has sold Bonus Shares which were awarded to him in terms of The Sibanye Gold Limited 2013 Share Plan.

Bonus shares are awarded annually in March and the award is based on the previous year's annual bonus. Two thirds are awarded in the form of bonus shares.

Details of the transactions are set out below:

| Nature of transaction | On market sale of shares |
|---|---|
| Transaction Date | 26 September 2013 |
| Number of Shares | 3 413 |
| Class of Security | Ordinary shares |
| Market Price per share | R 13.6857 |
| Total Value | R 46 709.29 |
| Vesting Period | 50% of the award vests 9 months following the grant date and the remaining 50% vests 18 months following the grant date. Early vesting as per the rules of the unbundling process. |
| Nature of interest | Direct and Beneficial |

| Nature of transaction | On market sale of shares |
|---|---|
| Transaction Date | 26 September 2013 |
| Number of Shares | 514 |
| Class of Security | Ordinary shares |
| Market Price per share | R 13.66 |
| Total Value | R 7 021.24 |
| Vesting Period | 50% of the award vests 9 months following the grant date and the remaining 50% vests 18 months following the grant date. Early vesting as per the rules of the unbundling process. |
| Nature of interest | Direct and Beneficial |

In terms of paragraph 3.66 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained.

27 September 2013
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 27, 2013

By:      /s/ Charl Keyter

Name:    Charl Keyter
Title:   Chief Financial Officer